SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 914, dated December 16 and 17, 2021.

CERTIFICATE

MINUTES OF THE 914th MEETING OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Company Registration ID) No. 53300000859/

It is hereby certified, for all due purposes, that the 914th meeting of the Board of Directors of Centrais Elétricas Brasileiras SA – Eletrobras (“Company” or “Eletrobras”) was held on the sixteenth day of December of the year two thousand and twenty one, at 3:14 pm, with a record of suspension of work at 7:30 pm on the same day. The meeting resumed on the seventeenth day of December of the year two thousand and twenty-one, at 9:35 am, with the closing of the work registered at 1:50 pm. The meeting took place at Eletrobras' central office, located at Rua da Quitanda, nº 196, 25th floor, Centro, Rio de Janeiro – RJ. The Board member RUY FLAKS SCHNEIDER (RFS) assumed the presidency of the work in person, on both days of the meeting. The Directors RODRIGO LIMP NASCIMENTO (RLN), CARLOS EDUARDO RODRIGUES PEREIRA (CRP), DANIEL ALVES FERREIRA (DAF), JERÔNIMO ANTUNES (JEA), ANA CAROLINA TANNURI LAFERTE MARINHO (ALM), ARMANDO CASADO DE ARAÚJO (ACA), MARCELO DE SIRA FREITAS (MSF) participated in person on both days of the meeting. The Counselor and ANA SILVIA CORSO MATTE (ASM) participated in person on the first day of the meeting and remotely on the second day of the meeting. Board Member FELIPE VILLELA DIAS (FVD) participated remotely on the second day of the meeting, having been absent from the first day of the meeting. Board Member BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) participated in person on the first day of the meeting, having been absent from the second day of the meeting. There was no record of absences from the meeting, understood as non-participation in any segment of the conclave. The meeting was also attended by the Secretary of Governance BRUNO KLAPPER LOPES (BKL) and the Advisor to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). INSTALLATION AND RESOLUTION QUORUMS ON 12.17.2021: As prescribed in art. 28, caput, of Eletrobras' Bylaws, this conclave must be installed with the presence of the majority of its members, and its resolutions must be taken, as a general rule, by the majority of those present. The meeting was reinstated on 12.17.2021 with the presence of ten members, in compliance with the minimum installation quorum of six members, and with a minimum quorum for resolutions by six members, except in cases where there is an explicit record of a change in the quorum of gifts at the time of deliberation. The prior declaration of a conflict of interests by the Board member and/or his momentary absence from the meeting entails its subtraction for purposes of calculating the respective minimum quorum for deliberation. DECISIONS MADE ON 12.17.2021: DEL 235, of 12.17.2021. Policy on Transactions with Related Parties of Eletrobras Companies – edition 4.0 and Identification Form for Transactions with Related Parties. RES 771, dated 12.06.2021. The Board of Directors of Centrais Elétricas Brasileiras SA – Eletrobras, in the exercise of its powers, embodied in a decision of the Executive Board, in the statement issued by the Statutory Audit and Risk Committee – CAE at the 231st meeting closed on 12.15.2021, in the supporting material and in the documents below, RESOLVED: Executive Board Resolution No. 771, dated 12.06.2021; Report of the Executive Board DC-288, dated 12.02.2021; Executive Summary DC-012, dated 12.07.2021; 1. to approve the Policy on Transactions with Related Parties of Eletrobras Companies - edition 4.0; 2. approve the Related Party Transaction Identification Form; 3. determine that the Superintendence of Governance and Compliance – DCG, with the support of the Superintendence of Communication – PRC, promote adequate disclosure of said Policy on the Eletrobras Portal on the Internet; 4. to determine that the Investor Relations Superintendence – DFR, with the support of the Governance and Compliance Superintendence – DCG, promote an adequate filing of the policy with the Brazilian Securities and Exchange Commission – CVM; 5. determine that the Policy be forwarded to the Eletrobras companies for adoption; 6. to determine that the Ombudsman - CAAO, the Audit - CAI, the Presidency - PR, the Governance, Risk and Compliance Directorate - DC, the Financial

Information Classification: DEL-135/2021 (public) and DEL-136/2021 (confidential). The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 .

CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 914, dated December 16 and 17, 2021.

and Investor Relations Directorate - DF, the Generation Directorate - DG, the Directorate of Corporate Management and Sustainability - DS and the Transmission Board - DT adopt the necessary measures to comply with the Policy on Transactions with Related Parties of the Eletrobras Companies, and that, together with the Communication Superintendence - PRC, the Governance and Compliance Superintendence - DCG, the Corporate Governance Department – DCGG, the Regulatory Compliance Department – DCGC, the Investor Relations Superintendence – DFR, the Capital Market Compliance Department – DFRC, the Board of Directors' Governance Secretariat – CAAS and the General Secretariat – PRGS adopt, each within its scope of action, the necessary measures to comply with this Resolution. Deliberative quorum: Unanimity, registered the prior opinion of the CAE. DEL 236, of 12.17.2021. Approval of the Business and Management Master Plan (PDNG) 2022-2026 of the Eletrobras companies, the Contract for Business Performance Targets (CMDE) for the period 2022-2026, the indicators, targets and justifications for the Annual Variable Remuneration Program (RVA) from the Eletrobras company managers, from the Profit Sharing and/or Results Sharing Program (PLR) of the employees of the Eletrobras companies for 2022, from the Eletrobras Risk Appetite Declaration and from the Risk Exposure Monitoring Indicators. RES 786, dated 12.08.2021. The Board of Directors of Centrais Elétricas Brasileiras SA – Eletrobras, in the exercise of its powers, embodied in a decision of the Executive Board, in the statement issued by the Audit and Statutory Risk Committee - CAE at the 230th meeting held on 12.14.2021, in the statement issued by Statutory Strategy, Governance and Sustainability Committee – CEGS at the 015th meeting held on 12.16.2021, in the statement issued by the Statutory Committee for People, Eligibility, Succession and Remuneration – CPES at the 15th meeting held on 12.16.2021, in the support material and in the documents below, RESOLVED: Executive Board Resolution No. 786, of 12.08.2021; Report of the Executive Board PR-162, dated 12.08.2021; Executive Summary PREE–001, dated 12.09.2021; 1. to approve the Business and Management Master Plan (PDNG) 2022-2026 of the Eletrobras companies, which will be operationalized under the following conditions, with strategic and periodic monitoring by the Board of Directors: a. the coordination of the execution of the plan will be in charge of the Department of Business Strategy – PREE; B. for the execution of the plan's initiatives, a leader must be designated for each project contained in the PDNG 2022-2026; ç. the leader of each project must consolidate the Project Opening Term (TAP), from the initial version contained in this plan and in accordance with the standard adopted by Eletrobras, within a maximum period of 30 (thirty) days from the date of the Board's decision of Administration regarding the approval of PDNG 2022-2026; 2. approve the new Contract for Business Performance Targets (CMDE), considering the review of the panel of indicators, protocols and targets for the years 2022 to 2026, based on the individual targets of each company in the PDNG 2022-2026; 3. to approve the set of indicators, goals, justifications, as well as the strategic initiatives associated with each Eletrobras holding board for the Annual Variable Remuneration Program (RVA), fiscal year 2022, of the administrators; 4. approving the set of indicators and goals, as well as the strategic initiatives associated with each board of the Eletrobras companies for the Annual Variable Remuneration Program (RVA), fiscal year 2022, of the administrators; 5. approve the set of indicators, targets and justifications for the Profit Sharing and/or Results Sharing Program (PLR), fiscal year 2022, for employees of the Eletrobras companies; 6. to approve that the IGS 2.0 System be defined as the official tool for inputting the results of the strategic indicators for all Eletrobras companies, where the companies must nominate Respondents and Indicator Managers, and for the holding the appointment of the Eletrobras Responsible, each of them with the responsibilities assigned as described above, in accordance with the assignment of each Organizational Unit; 7. approve the Risk Appetite Statement, attached to RES-786, dated 12.08.2021, and risk indicators (KRI), with their respective coexistence, tolerance and limit intervals, with the KRIs being operated by a specific Board supported by the Corporate Risk Department – DCRR, with strategic and periodic monitoring under the responsibility of the Executive Board and the Board of Directors; 8. to determine that the Corporate Management and Sustainability Directorate – DS update and send the annexes referring to RVA 2022 and PLR 2022 for consideration by the Ministry of Mines and Energy – MME and to the Secretariat for

Information Classification: DEL-135/2021 (public) and DEL-136/2021 (confidential). The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 .

CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 914, dated December 16 and 17, 2021.

Coordination and Governance of State-owned Companies – SEST; 9. to determine that the Department of Business Strategy - PREE, the Department of Corporate Risk - DCRR, the Secretariat of Governance of the Board of Directors - CAAS and the General Secretariat - PRGS adopt, each within its scope of operation, the necessary measures to compliance with this Resolution. Deliberative quorum: Unanimity, with prior manifestations of the CAE, CEGS and CPES registered. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Board of Directors of Eletrobras.

Rio de Janeiro, December 22, 2021.

BRUNO KLAPPER LOPES

Secretary of Governance

Information Classification: DEL-135/2021 (public) and DEL-136/2021 (confidential). The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.